UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D, Amendment No. 1
Under the Securities Exchange Act of 1934

ENDEAVOR IP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

29260D105
(CUSIP Number)

Franciscus Diaba
140 Broadway, 46th Floor,
New York, New York 10005

Copy to:
James H. Nicoll, Esq.
Mackenzie Hughes LLP
101 S. Salina Street, Suite 600
Syracuse, New York 13202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29260D105

1.              NAMES OF REPORTING PERSON
Franciscus Diaba

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □

3.             SEC USE ONLY

4.             SOURCE OF FUNDS
 N/A

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          □

6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                United States citizen.

NUMBER OF SHARES	7.	SOLE VOTING POWER	11,050,911 shares(1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0 shares
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	11,050,911 shares(1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 shares

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,050,911  shares¹

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      □

13.           0.47%(2)

14.           IN

(1)
Amount represents 11,050,911 shares of Common Stock of the Issuer owned by the Reporting Person pursuant to the terms and conditions of that certain Settlement Agreement and Release dated July 31, 2016 (the Release”) between the Issuer and Reporting Person, which was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on August 1, 2016.  Pursuant to the Release, the Reporting Person forfeited in full all unvested shares of restricted common stock, which totaled 3,099,786 shares.

(2)           Assumes 2,344,304,826 shares of common stock issued and outstanding in the Issuer as of June 13, 2016.

SCHEDULE 13D
CUSIP No. 29260D105

Item1.                      Security and Issuer

           Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

           Issuer:           Endeavor IP, Inc.
                                  140 Broadway, 46th Floor
                                  New York, New York 10005

Item 2.                      Identity and Background

(a) Franciscus Diaba

(b) 140 Broadway, 46th Floor, New York, New York 10005

(c) Member of the Board

(d) Not applicable

(e) Not applicable

(f) The Reporting Person is a citizen of the United States

Item 3.                      Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.                      Purpose of Transaction

The shares of Issuer’s Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes.  The Reporting Person was the former Chairman of the Board and Chief Executive Officer, President and General Counsel of the Company until his resignation on July 31, 2016, but remains as a member of the Board.  Although the Reporting Person has not formulated any other definitive plans, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

           The Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

            (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

SCHEDULE 13D
CUSIP No. 29260D105

            (f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Item 5.                      Interest in Securities of the Issuer

(a) 11,050,911; 0.47%

(b) 11,050,911; 0.47%

(c) None

(d) None

(e) Not applicable

 Item 6.                      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Settlement Agreement and Release between the Issuer and Reporting Person which was filed as Exhibit 10.1 to the Issuer’s Form 8-K which was filed with the SEC on August 1, 2016.

Item 7.                      Materials to be Filed as Exhibits

           None

SCHEDULE 13D
CUSIP No. 29260D105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: August 2, 2016                                                                                                                                  /s/  Franciscus Diaba
                                                                                                                                                                       Franciscus Diaba